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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                SCHEDULE 14D-1/A
                       (AMENDMENT NO. 4-FINAL AMENDMENT)
                             TENDER OFFER STATEMENT

      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                 SCHEDULE 13D/A
                       (AMENDMENT NO. 4-FINAL AMENDMENT)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                                KERR GROUP, INC.

                           (Name of Subject Company)

                          KERR ACQUISITION CORPORATION
                        FREMONT ACQUISITION COMPANY, LLC

                                   (Bidders)

    COMMON STOCK, PAR VALUE $0.50 PER SHARE (AND ASSOCIATED PURCHASE RIGHTS)

$1.70 CLASS B CUMULATIVE CONVERTIBLE PREFERRED STOCK, SERIES D, PAR VALUE $0.50
                                   PER SHARE

                         (Title of Class of Securities)

                                 492376108 AND
                                   492376207

                     (CUSIP Number of Class of Securities)

                              GILBERT H. LAMPHERE
                                   PRESIDENT
                        FREMONT ACQUISITION COMPANY, LLC
                             C/O THE FREMONT GROUP
                               50 FREMONT STREET
                                   SUITE 3700
                        SAN FRANCISCO, CALIFORNIA 94105
                                 (415) 284-8500

(Name, Address and Telephone Number of Person authorized to Receive Notices and
                      Communications on Behalf of Bidder)

                                    COPY TO:
                              KENTON J. KING, ESQ.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                      Four Embarcadero Center, Suite 3800
                        San Francisco, California 94111
                                 (415) 984-6400

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
CUSIP NO. 492376108 AND 492376207

14D-1

1.                             Names of Reporting Person
                  S.S. or I.R.S. Identification Nos. of Above Persons
                             Kerr Acquisition Corporation

2.         Check the Appropriate Box if a Member of a Group (a) / / (b) / /

3.                                   SEC Use Only

4.                                  Source of Funds
                                          AF

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
                                Items 2(e) or 2(f) / /

6.                       Citizenship or Place of Organization
                                       Delaware

7.           Aggregate Amount Beneficially Owned By Each Reporting Person
               3,665,872 shares of Common Stock (including approximately
              12,439 shares subject to guarantee of delivery) and 307,894 shares of Series D Preferred Shares (including 2,900
                       shares subject to guarantee of delivery)

       Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares / /

8.                 Percent of Class Represented By Amount in Row (7)
                                  93% of Common Stock
                           63% of Series D Preferred Shares

9.                             Type of Reporting Person
                                          CO

CUSIP NO. 492376108 AND 492376207

14D-1

 1.                            Names of Reporting Person
                  S.S. or I.R.S. Identification No. of Above Persons
                           Fremont Acquisition Company, LLC

 2.         Check the Appropriate Box if a Member of a Group(a) / / (b) / /

 3.                                  SEC Use Only

 4.                                 Source of Funds
                                          AF

 5.      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
                                Items 2(e) or 2(f) / /

 6.                      Citizenship or Place of Organization
                                       Delaware

 7.          Aggregate Amount Beneficially Owned By Each Reporting Person
               3,665,872 shares of Common Stock (including approximately
              12,439 shares subject to guarantee of delivery) and 307,894 shares of Series D Preferred Shares (including 2,900
                       shares subject to guarantee of delivery)

 8.    Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares / /

 9.                Percent of Class Represented By Amount in Row (7)
                                  93% of Common Stock
                           63% of Series D Preferred Shares

10.                            Type of Reporting Person
                            OO (limited liability company)

CUSIP NO. 492376108 AND 492376207

14D-1

 1.                            Names of Reporting Person
                  S.S. or I.R.S. Identification Nos. of Above Persons
                                Fremont Partners, L.P.

 2.        Check the Appropriate Box if a Member of a Group (a) / / (b) / /

 3.                                  SEC Use Only

 4.                                 Source of Funds
                                          OO

 5.      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
                                Items 2(e) or 2(f) / /

 6.                      Citizenship or Place of Organization
                                       Delaware

 7.          Aggregate Amount Beneficially Owned By Each Reporting Person
               3,665,872 shares of Common Stock (including approximately
              12,439 shares subject to guarantee of delivery) and 307,894 shares of Series D Preferred Shares (including 2,900
                       shares subject to guarantee of delivery)

 8.    Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares / /

 9.                Percent of Class Represented By Amount in Row (7)
                                  93% of Common Stock
                           63% of Series D Preferred Shares

10.                            Type of Reporting Person
                                          PN

CUSIP NO. 492376108 AND 492376207

14D-1

 1.                            Names of Reporting Person
                  S.S. or I.R.S. Identification No. of Above Persons
                                  FP Advisors, L.L.C.

 2.         Check the Appropriate Box if a Member of a Group(a) / / (b) / /

 3.                                  SEC Use Only

 4.                                 Source of Funds
                                          OO

 5.      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
                                Items 2(e) or 2(f) / /

 6.                      Citizenship or Place of Organization
                                       Delaware

 7.          Aggregate Amount Beneficially Owned By Each Reporting Person
               3,665,872 shares of Common Stock (including approximately
              12,439 shares subject to guarantee of delivery) and 307,894 shares of Series D Preferred Shares (including 2,900
                       shares subject to guarantee of delivery)

 8.    Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares / /

 9.                Percent of Class Represented By Amount in Row (7)
                                  93% of Common Stock
                           63% of Series D Preferred Shares

10.                            Type of Reporting Person
                            OO (limited liability company)

CUSIP NO. 492376108 AND 492376207

14D-1

 1.                            Names of Reporting Person
                  S.S. or I.R.S. Identification No. of Above Persons
                                 Fremont Group, L.L.C.

 2.         Check the Appropriate Box if a Member of a Group(a) / / (b) / /

 3.                                  SEC Use Only

 4.                                 Source of Funds
                                          OO

 5.      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
                                Items 2(e) or 2(f) / /

 6.                      Citizenship or Place of Organization
                                       Delaware

 7.          Aggregate Amount Beneficially Owned By Each Reporting Person
               3,665,872 shares of Common Stock (including approximately
              12,439 shares subject to guarantee of delivery) and 307,894 shares of Series D Preferred Shares (including 2,900
                       shares subject to guarantee of delivery)

 8.    Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares / /

 9.                Percent of Class Represented By Amount in Row (7)
                                  93% of Common Stock
                           63% of Series D Preferred Shares

10.                            Type of Reporting Person
                            OO (limited liability company)

CUSIP NO. 492376108 AND 492376207

14D-1

 1.                            Names of Reporting Person
                  S.S. or I.R.S. Identification No. of Above Persons
                                Fremont Investors, Inc.

 2.         Check the Appropriate Box if a Member of a Group(a) / / (b) / /

 3.                                  SEC Use Only

 4.                                 Source of Funds
                                          OO

 5.      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
                                Items 2(e) or 2(f) / /

 6.                      Citizenship or Place of Organization
                                        Nevada

 7.          Aggregate Amount Beneficially Owned By Each Reporting Person
               3,665,872 shares of Common Stock (including approximately
              12,439 shares subject to guarantee of delivery) and 307,894 shares of Series D Preferred Shares (including 2,900
                       shares subject to guarantee of delivery)

 8.    Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares / /

 9.                Percent of Class Represented By Amount in Row (7)
                                  93% of Common Stock
                           63% of Series D Preferred Shares

10.                            Type of Reporting Person
                                          CO

    This Amendment No. 4 (Final Amendment) constitutes the final amendment to the Tender Offer statement on Schedule 14D-1/13D (the "Schedule 14D-1/13D") filed with the Securities and Exchange Commission on July 8, 1997 by Kerr Acquisition Corporation (the "Purchaser") and Fremont Acquisition Company, LLC ("Fremont"), relating to the offer by the Purchaser to purchase (i) all of the issued and outstanding shares of common stock, par value $0.50 per share, including the associated rights to purchase shares of preferred stock (the "Rights" and, together with common stock, the "Common Stock") issued pursuant to the Rights Agreement, dated as of July 25, 1995, between Kerr Group, Inc., a Delaware corporation (the "Company") and BankBoston, N.A. (formerly The First Bank of Boston), as Rights Agent, as amended, and (ii) all of the issued and outstanding shares of $1.70 Class B Cumulative Convertible Preferred Stock, Series D, par value $0.50 per share (the "Series D Preferred Shares"), of the Company, for $5.40 per share of Common Stock and $12.50 per share of Series D Preferred Shares, in each case net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 8, 1997 (the "Offer to Purchase"), a copy of which is attached to the Schedule 14D-1/13D as Exhibit (a)(1), and the related Letters of Transmittal, copies of which are attached to the Schedule 14D-1/13D as Exhibits (a)(2) and (a)(3). This filing also constitutes Amendment No. 4 (Final Amendment) to the Schedule 13D originally filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, on behalf of each of the Purchaser, Fremont, Fremont Partners, L.P., FP Advisors, L.L.C., Fremont Group, L.L.C. and Fremont Investors, Inc. Each of Fremont Partners, L.P., FP Advisors, L.P., Fremont Group, L.L.C. and Fremont Investors, Inc. disclaims beneficial ownership of the shares of Common Stock and Series D Preferred Shares.

    Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Offer to Purchase and the Schedule 14D-1/13D.

ITEM 4.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

    Item 6 is hereby amended and supplemented by adding thereto the following:

        (a)-(b) The Offer expired at 12:00 noon, New York City time, on Tuesday, August 26, 1997. Based on information provided by the Depositary, there were validly tendered and not withdrawn (i) 3,665,872 shares of Common Stock (including 12,439 shares of Common Stock tendered by means of guaranteed delivery), or approximately 93% of the issued and outstanding shares of Common Stock and (ii) 307,894 shares of Series D Preferred Shares (including 2,900 shares of Series D Preferred Shares tendered by means of guaranteed delivery), or approximately 63% of the issued and outstanding shares of Series D Preferred Shares. The Shares validly tendered and not withdrawn at such time were accepted for payment. On August 26, 1997, the Purchaser and the Company issued the joint press release attached hereto as Exhibit (a)(19).

ITEM 11.  MATERIALS TO BE FILED AS EXHIBITS

    Item 11 is hereby amended and supplemented by adding thereto the following
Exhibit:

        (a)(19) Press Release jointly issued by the Purchaser and the Company, dated August 26, 1997.

                                  EXHIBIT LIST

 EXHIBIT
 NUMBER                                                    EXHIBIT
---------  --------------------------------------------------------------------------------------------------------
(a)(1)     Offer to Purchase, dated July 8, 1997.

(a)(2)     Letter of Transmittal with respect to the Common Stock.

(a)(3)     Letter of Transmittal with respect to the Series D Preferred Shares.

(a)(4)     Letter for use by Brokers, Dealers, Banks, Trust Companies and Nominees to their Clients.

(a)(5)     Letter to Clients.

(a)(6)     Notice of Guaranteed Delivery with respect to the Common Stock.

(a)(7)     Notice of Guaranteed Delivery with respect to the Series D Preferred Shares.

(a)(8)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(9)     Press Release jointly issued by Fremont and the Company, dated July 1, 1997.

(a)(10)    Form of Summary Advertisement, dated July 8, 1997.

(a)(11)    Fairness Opinion of CIBC Wood Gundy Securities Corp., dated June 30, 1997.

(a)(12)    Notice of United National Bank as Trustee of the Kerr Group, Inc. Employee Incentive Stock Ownership
             Plan I to Participants in Kerr Group, Inc. Employee Incentive Stock Ownership Plan I.

(a)(13)    Notice of United National Bank as Trustee of the Kerr Group, Inc. Employee Incentive Stock Ownership
             Plan to Participants in Kerr Group, Inc. Employee Incentive Stock Ownership Plan.

(a)(14)    Complaint entitled DR. ALAN LATIES VS. KERR GROUP, INC. ET AL. Civil Action No. 15825-NC.

(a)(15)    Press Release issued by the Company, dated August 1, 1997.

(a)(16)    Notice of Determination issued by the Pension Benefit Guaranty Corporation, dated August 1, 1997.

(a)(17)    Term Sheet, dated August 18, 1997, by and among Fremont, the Company and the Pension Benefit Guaranty
             Corporation.

(a)(18)    Press Release issued by the Purchaser, dated August 19, 1997.

(a)(19)    Press Release jointly issued by the Purchaser and the Company, dated August 26, 1997.

(c)(1)     Agreement and Plan of Merger, dated as of July 1, 1997, by and among Fremont, the Purchaser and the
             Company.

(c)(2)     Option Agreement, dated as of July 1, 1997, by and between Fremont and the Company.

(c)(3)     Guarantee, dated as of July 1, 1997, by and between Fremont Partners, L.P. and the Company.

(c)(4)     Confidentiality Agreement, dated November 6, 1995, by and between Fremont Group, Inc. and Lehman
             Brothers Inc. on behalf of the Company.

(d)        None.

(e)        Not applicable.

(f)        None.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 27, 1997

                                KERR ACQUISITION CORPORATION

                                By:           /s/ GILBERT H. LAMPHERE
                                     -----------------------------------------
                                             Name: Gilbert H. Lamphere
                                           Title: DIRECTOR AND PRESIDENT

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 27, 1997

                                FREMONT ACQUISITION COMPANY, LLC

                                By:           /s/ GILBERT H. LAMPHERE
                                     -----------------------------------------
                                             Name: Gilbert H. Lamphere
                                                  Title: PRESIDENT

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 27, 1997

                                    FREMONT PARTNERS, L.P.

                                    By: FP Advisors, L.L.C., its general partner

                                        By: Fremont Group, L.L.C., its managing
                                            member

                                            By: Fremont Investors, Inc., its
                                                manager

                                                By: /s/ GILBERT H. LAMPHERE
                                                --------------------------------

                                                   Name: Gilbert H. Lamphere
                                                     Title: MANAGING DIRECTOR
                                                            AND DIRECTOR

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 27, 1997

                                        FP ADVISORS, L.L.C.

                                        By: Fremont Group, L.L.C., it managing
                                            member

                                            By: Fremont Investors, Inc.,
                                              its manager

                                           By:     /s/ GILBERT H. LAMPHERE
                                                 -------------------------------

                                                   Name: Gilbert H. Lamphere
                                                      Title:MANAGING DIRECTOR
                                                            AND DIRECTOR

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 27, 1997

                                        FREMONT GROUP, L.L.C.

                                        By: Fremont Investors, Inc., its manager

                                            By:     /s/ GILBERT H. LAMPHERE
                                              ----------------------------------

                                                  Name: Gilbert H. Lamphere

                                             Title: MANAGING DIRECTOR
                                                    AND DIRECTOR

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 27, 1997

                                FREMONT INVESTORS, INC.

                                By:           /s/ GILBERT H. LAMPHERE
                                     -----------------------------------------
                                             Name: Gilbert H. Lamphere
                                       Title: MANAGING DIRECTOR AND DIRECTOR

                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                                                    EXHIBIT
---------  --------------------------------------------------------------------------------------------------------
(a)(19)    Press Release jointly issued by the Purchaser and the Company, dated August 26, 1997.

                                       16